Vizsla Announces the Listing of Warrants for Trading on the TSXV

VANCOUVER, BC, Sept. 24, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that the TSX Venture Exchange (the "TSXV") has accepted for listing 13,800,000 common share purchase warrants of the Company (the "Warrants") for trading on the TSXV. The Warrants were previously issued under a warrant indenture dated June 3, 2021, and amended September 20, 2021, pursuant to the Company's prospectus supplement dated May 28, 2021. Each Warrant entitles the holder to purchase one common share in the capital of the Company at a price of $3.25 until December 3, 2022. In addition, on exercise, each holder will receive 1/3 of a common share of Vizsla Copper Corp. (TSXV: VCU) ("Vizsla Copper") pursuant to the terms of an arrangement agreement dated April 19, 2021, between the Company and Vizsla Copper.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 14:16e 24-SEP-21